UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Ned L. Sherwood
151 Terrapin Point
Vero Beach, FL 32963
(772) 257-6658

with a copy to:

Sara L. Terheggen

The NBD Group, Inc.

350 N. Glendale Ave, Ste B522

Glendale, California 91206

(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y62267409	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,631,615*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,631,615*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,631,615*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%**
14	TYPE OF REPORTING PERSON IN

*Includes (i) 1,474,615 common units held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 157,000 common units held by the ZS Fund L.P. Employees’ Retirement Plan FBO Ned Sherwood, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

**All percentages reported herein are calculated based upon 30,184,388 common units outstanding as of November 13, 2023, as reported on the Form 6-K filed by Navios Maritime Partners L.P. on November 17, 2023.

CUSIP No. Y62267409	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,474,615*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,474,615*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,474,615*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14	TYPE OF REPORTING PERSON IN

**All percentages reported herein are calculated based upon 30,184,388 common units outstanding as of November 13, 2023, as reported on the Form 6-K filed by Navios Maritime Partners L.P. on November 17, 2023.

CUSIP No. Y62267409	SCHEDULE 13D	Page 4 of 7 Pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common units, representing limited partner interests (the “Units”), of Navios Maritime Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The address of the Issuer’s principal executive offices is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is filed by Ned L. Sherwood (“Sherwood”) and MRMP-Managers LLC, a Delaware limited liability company (“MRMP” and together with Sherwood, the “Reporting Persons”). Sherwood may be deemed to beneficially own 1,631,615 Units (representing approximately 5.4% of the Issuer’s outstanding Units), which includes (i) 1,474,615 Units (the “MRMP Units”) held by MRMP, of which Sherwood is the Chief Investment Officer and (ii) 157,000 Units (the “ZS Fund Units”) held by the ZS Fund L.P. Employees’ Retirement Plan FBO Ned Sherwood (“ZS Fund”), of which Sherwood is the beneficiary and trustee.

(b)	The principal business address of Sherwood is 151 Terrapin Point, Vero Beach, FL 32963. The principal business address of MRMP is c/o South Dakota Trust Company, 201 S. Phillips Avenue, Sioux Falls, South Dakota 57104. The principal business address of ZS Fund is 1345 Avenue of the Americas, FL33, New York, NY 10105.

(c)	The principal business of Sherwood is serving as a manager of the general partner of ZS Fund L.P., a private equity firm engaged in making long-term investments in successful middle-market companies. MRMP is a private investment vehicle of which Sherwood is the Chief Investment Officer. ZS Fund is a retirement plan of which Sherwood is the beneficiary and trustee.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sherwood is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,631,615 Units beneficially owned by the Reporting Persons is approximately $29,547,596.  The source of such funds was investment capital.

The Reporting Persons may effect purchases of Units through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Units may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Units.

CUSIP No. Y62267409	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 4.	Purpose of Transaction.

On November 28, 2023, Sherwood delivered a letter (the “November 28 Letter”) to the Board of Directors of the Issuer concurrently with the filing of the Schedule 13D. A copy of the November 28 Letter is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference. Sherwood intends to have conversations, meetings and other communications with the management of the Issuer, unitholders and other persons, in each case to discuss the Issuer’s business, strategies and other matters related to the Issuer. These communications may include a discussion of options for enhancing unitholder value, including the matters discussed in the November 28 Letter.

Except as otherwise disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer’s Units on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units, selling some or all of their Units, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (j) of this Item 4.

CUSIP No. Y62267409	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5.	Interest in Securities of the Issuers.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon 30,184,388 common units outstanding as of November 13, 2023, as reported on the Form 6-K filed by Navios Maritime Partners L.P. on November 17, 2023.

(a)-(b)	Amount beneficially owned:

Sherwood may be deemed to beneficially own 1,631,615 (representing approximately 5.4% of the Issuer’s outstanding Units), which includes (i) 1,474,615 Units held by MRMP, or the MRMP Units, and (ii) 157,000 Units held by ZS Fund, or the ZS Fund Units. By virtue of their relationship, (i) Sherwood and MRMP may be deemed to share voting power and dispositive power with respect to the MRMP Units and (ii) Sherwood and ZS Fund may be deemed to share voting power and dispositive power with respect to the ZS Fund Units.

Sherwood disclaims beneficial ownership of such Units except to the extent of his pecuniary interest therein.

(c)       Except as set forth on Exhibit 2 to this Schedule 13D, there have been no transactions with respect to the Units during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d)       MRMP Managers Trust, the sole member of MRMP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MRMP Units.

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

A joint filing agreement of Sherwood and MRMP is attached as Exhibit 3 to this Schedule 13D.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Letter to the Board of Directors of the Issuer and the Issuer, dated November 28, 2023

Exhibit 2:	Transactions in the Units

Exhibit 3:	Joint Filing Agreement

*****

CUSIP No. Y62267409	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2023	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood

November 28, 2023	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Chief Investment Officer